

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 30, 2008

via U.S. Mail

Ann Harlan, Esq.
General Counsel
The J.M. Smucker Company
One Strawberry Lane
Orrville, OH 44667-0280

> **Re:** **The J.M. Smucker Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 3, 2008**
> **File No. 1-05111**
>
> **Registration Statement on Form S-4**
> **Filed July 22, 2008**
> **File No. 333-152451**

Dear Ms. Harlan:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please note that our Office of Mergers and Acquisitions may issue, under separate cover, additional comments on your filings.

General

1.   Please ensure consistency of disclosure throughout the documents filed on behalf of The J.M. Smucker Company ("Smucker") and The Folgers Coffee Company ("Folgers"). In addition, where comments on a particular filing's disclosure are applicable to disclosure in another filing, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

2.   You state that once a final decision is made regarding the manner of distribution of the shares of Folgers common stock, your proxy statement and registration statement on Form S-4, as well as the registration statement filed by The Folgers Coffee Company, will be amended to reflect such decision. Please note that we will need sufficient time to review any such amendments.

Preliminary Proxy Statement on Schedule 14A

General

3.   Given the complexity of the transactions contemplated to complete the merger, consider revising your proxy statement to include a chart that clearly illustrates the material, relevant steps in the proposed transactions.

4.   Consistent with the requirements of Item 601(b)(10) of Regulation S-K, please file all required exhibits as soon as practicable. In this regard, we note that the additional agreements referenced on pages 148 through 151 (other than the transition services agreement and the tax matters agreement) have not yet been filed and are not included in the list of exhibits to Smucker's Form S-4 (File No. 333-152451) or Schedule 14A. Please file such agreements or advise us why you are not required to file them. We may have additional comments following our review of such exhibits.

5.   Please continue to monitor your requirements to provide updated financial statements with your next amendment. Please refer to Rule 3-12 of Regulation S-X.

Letter to Shareholders

6.   Provide disclosure similar to that provided in your S-4 registration statement that explains that The Procter & Gamble Company ("P&G") shareholders who participate in the exchange offer will be receiving Smucker common stock at a discount, and quantify the discount.

Questions and Answers About the Transactions and the Special Meeting, page 4

7.   Please include a separate question and answer addressing the principal adverse consequences of the merger to Smucker shareholders and reference the more detailed disclosure appearing in the risk factor discussion.

What will Smucker shareholders receive in the Merger?, page 5

8.   Please disclose why you intend to issue the special dividend in connection with the merger.

9.   Revise to discuss the full impact to Smucker shareholders as a result of the merger and related transactions. For example, explain that as a result of the transactions, they will hold shares in a company that includes the Folgers coffee business and that has incurred the debt disclosed elsewhere in the document (including the Folgers credit facility and the debt related to the "Smucker Special Dividend Financing"). Please quantify the expected amount of such special dividend financing.

10.   We note your disclosure in this section regarding the adoption of amended articles of incorporation. Please disclose in this section the reasons for such proposed amendment. In addition, please clarify the practical effect of such amendment on the relative voting rights of your current shareholders who have ten votes for shares on extraordinary matters, and those who have only one vote per share on such matters. See Item 19 of Schedule 14A. Please also specify the "certain matters" for which all Smucker shareholders will be entitled to exercise ten votes per share after giving effect to the Merger.

Are there any conditions to the completion of the Transactions?, page 6

11.   Please disclose whether it is the Smucker board's intent to resolicit votes if either party waives material conditions. We generally believe that resolicitation is required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that they previously provided to shareholders materially misleading.

12.   Please disclose the reason for the condition that enough shares of P&G common stock have been exchanged such that at least 59% of the Folgers common stock issued to P&G are distributed in the exchange offer.

What approvals of Smuckers shareholders are needed in connection with the Transactions?, page 7

13.   Please disclose in this section the dilutive effect on the voting power of your current shareholders if your proposal relating to the issuance of common stock in connection with the merger is approved, but your proposal to amend your articles of incorporation is not approved.

Summary, page 11

14.   Clearly disclose the total consideration Smucker is paying for the Folgers coffee business. Disclose the dollar value of the Smucker common stock that is being issued to P&G shareholders who participate in the split-off or spin-off.

15.   Please disclose in this section how the parties determined the relative terms of the financing such as the amount of debt to be assumed relative to equity and/or cash to be issued as consideration.

16.   Please disclose in this section how the parties determined the 46.5% to 53.5% ratio of holdings by Folgers shareholders and Smucker shareholders, respectively, in the combined company after the merger, given Smucker's net sales and total assets, as compared to those of Folgers. In addition, please disclose the resulting dilutive impact of such ratio.

17.   You state on page 15 that "Under Smucker's new articles, all Smucker shareholders, after giving effect to the Merger, will be entitled to exercise ten votes per share on the matters specified in the articles of incorporation until such time as there is a change in beneficial ownership following the effective time of the Merger." Clarify, if true, that P&G shareholders who receive Smucker shares pursuant to the merger will also be entitled to exercise ten votes per share.

18.   Please disclose whether the adoption of proposal two is conditioned on the adoption of proposal one.

Business Strategies After the Transaction, page 58

19.   We note your disclosure at page 59 that the combination of the proven leadership at Smucker and the experienced management team at Folgers provides depth of talent at all levels at the combined company. Please reconcile this statement with the disclosure at page 22 of your registration statement on Form S-4 that the existing executive officers of Folgers will resign.

Contractual Obligations, page 71

20.   Please add an additional note to your table of contractual obligations indicating the amount of new indebtedness to be entered into in connection with the spin off.

Note 2. Pro Forma Adjustments, page 82

Note (S), page 83

21.   Please disclose those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

Opinion of Smucker's Financial Advisors, page 95

William Blair & Company, L.L.C., page 95

22.   You state that William Blair's opinion was directed to the board of directors of Smucker for its use and benefit in evaluating the transactions. We note also that the opinion states that "[i]t is understood that this letter may not be disclosed or otherwise referred to without prior written consent…," except that the opinion may be included in the proxy statement. Please revise your filing, and obtain and file a revised opinion, to eliminate any suggestion that shareholders may not rely on the opinion.

23.   Supplementally provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Smucker's financial advisors in connection with their fairness opinions. We may have further comment after receipt of these materials.

Unaudited Condensed and Combined Pro Forma Financial Data of Smucker, page 109

24.   Please expand your pro forma disclosure to address the transition agreement disclosed on page 151.

Certain Material U.S. Federal Income Tax Consequences, page 118

Amendment of Smucker Articles of Incorporation, page 120

25.   We note your disclosure that the tax treatment of the Smucker Special Dividend, with respect to tax treatment of the proposed amendment to your articles of incorporation, is not free from doubt. Please add a separate question and answer regarding this uncertainty and the resulting risks to your shareholders. In addition, please include a reference to these risks in your risk factors section.

Accounting Treatment of the Merger, page 121

26.   We note your disclosure that you have determined that Smuckers is the accounting acquirer. Please provide us with a comprehensive analysis which explains why you believe board of director and management representation considerations overcome or outweigh equity ownership interest considerations in concluding that Smuckers is the accounting acquirer in the transaction. In your response, please address events or changes in circumstances that could reduce the relative importance of the factors which form the basis for your conclusion, and why those do not impact your conclusion. Please address in your response, without limitation, the ability of shareholders to change the board of directors and ultimately management.

Folgers Financial Statements for the nine months ended March 31, 2008 and March 31, 2007 and as of March 31, 2007

27.   Please provide the disclosure requirements of paragraphs 43 through 49 of SFAS 109.

28.   Please clarify why your accrued expenses and other liabilities increased as of March 31, 2008 compared to December 31, 2007.

Note 18. Subsequent Events, page F-20

29.   We note your disclosure that a new transitional services agreement and tax matters agreement would be entered into between Smuckers, Folgers, and P&G. Please clarify when you will enter into these agreements. We note your disclosure on page 151.

Registration Statement on Form S-4

General

30.   Please provide updated consents with your next amendment.

Risk Factors, page 33

31.   We note that you have incorporated by reference into your filing the risks related to an investment in Smucker common shares set forth in your annual report on Form 10-K. Because it appears that such incorporation by reference is not expressly permitted by Form S-4, please provide, on a supplemental basis, support for such incorporation by reference.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella at (202) 551-3337 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.   Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Cannarella
        J. Davis
        L. Nicholson

        via facsimile

        John J. Jenkins, Esq.
        (216) 241-0816